Exhibit 99.1
China Yuchai International Appoints New General Counsel and New Chief Financial Officer Begins Duties
Singapore, Singapore — November 19, 2007 — China Yuchai International Limited (NYSE: CYD; “China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, today announced the appointment of Ms. Deborah Foo Shing Mei as its new General Counsel with effect from December 10, 2007. Deborah will take the place of Ms. Sheila Murugasu, the outgoing Chief Legal Officer, who has served the Company in this position since 2003. The Board of Directors wishes to thank Sheila for her services and contributions to the Company as its Chief Legal Officer. Ms. Murugasu will continue with her full-time role as the Group Legal Counsel for Hong Leong Asia Limited, the holding company of China Yuchai.
Mr. Teo Tong Kooi, the President of China Yuchai, commented, “We welcome Ms. Foo to join China Yuchai. She is a seasoned professional with extensive experience in regulatory compliance, intellectual property, merger & acquisition, litigation, and corporate governance. Ms. Foo’s expertise and experience will strengthen China Yuchai’s corporate infrastructure and will immediately provide valuable insights to our executives and legal teams in both Singapore and China. She will be a great asset to the Company and our shareholders.”
Deborah has more than 10 years’ of commercial and corporate experience gained from various in-house positions in Singapore and Hong Kong. Prior to joining China Yuchai, she held the positions of Vice President of Group Legal and Company Secretary at Pacific Internet Limited (NASDAQ: PCNTF; or “PacNet”). During her tenure at PacNet, Deborah provided strategic legal and regulatory advice to PacNet’s business operations across the group in seven countries, ensured compliance with Singapore, NASDAQ and SEC regulations and was actively involved in and advised the Board on a number of high-profile transactions. Ms. Foo holds a BA (Hons) in Law and History and a Masters of Law degree in Commercial and Corporate law. She is a Barrister-at-Law (Middle Temple) and is admitted as an Advocate and Solicitor in Singapore.
China Yuchai also announced Mr. Ho Tuck Chuen has begun his duties as its new Chief Financial Officer.
Mr. Ho commented, “I am aware of the challenges facing China Yuchai and believe I can make a positive impact by working closely with our China production and operating team and Singapore corporate team. My broad accounting and management experience will be an asset to help resolve certain issues as we build value for our shareholders. As the leading company in the fast-growing Chinese diesel engine market, China Yuchai has a solid foundation and the resources to build upon its past successes.”
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2006, Yuchai sold approximately 284,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. The Company’s headquarters are based in Singapore, Singapore. For more information, please visit www.hlcorp.com.sg/cyi
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward- looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:

Kevin Theiss / Dixon Chen
The Global Consulting Group
Tel: +1-646-284-9409
Email: ktheiss@hfgcg.com
dchen@hfgcg.com